BURBERRY

RECEIVED
2008 OCT 17 P 12:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

14 October 2008 [redacted]

08005443

BY COURIER

PROCESSED
OCT 22 2008
THOMSON REUTERS

SUPPL

Mr. Paul M. Dudek, Esq.
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100 F St., NE
Washington, D.C. 20549 U.S.A.

Re: Burberry Group plc
SEC File No. – 82-34691
Amendment to the Application for Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Dear Mr. Dudek:

Reference is hereby made to the letter (the "**Application Letter**") provided to the Securities and Exchange Commission (the "**Commission**") on behalf of Burberry Group plc, a public company limited by shares incorporated under the laws of England and Wales (the "**Burberry**"), in order to establish an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder. With this letter, Burberry hereby amends its Application Letter by confirming that it has elected to electronically publish the information required under Rule 12g3-2(b), in lieu of continuing to furnish such information to the Commission in paper format.

In accordance with paragraph (f) of Rule 12g3-2, Burberry will publish on its Internet Web site, on an ongoing basis, the information as described in clauses (A), (B) or (C) of subparagraph (b)(1)(i) of Rule 12g3-2 promptly after such information is made or is required to be made public. The address of Burberry's web site on which such information will be published is www.burberryplc.com. At a minimum, Burberry will publish English translations of the following documents: (i) its annual report, including or accompanied by annual financial statements; (ii) interim reports that include financial statements; (iii) press releases; and (iv) all other communications and documents distributed directly to holders of Burberry's Ordinary Shares.

All information and documents published by Burberry under paragraph (f) of Rule 12g3-2 will be so published on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the publication of such documents and information shall constitute an admission for any purpose that Burberry is subject to the Exchange Act.

dlw 10/17

Please acknowledge receipt of this letter and its enclosures by date-stamping the enclosed copy of this letter and returning it in the enclosed envelope.

If you have any questions with regard to this information, please contact the undersigned at +44 207 968 5682.

Very truly yours,

Kathryn Dickinson
Deputy Company Secretary
Tel: +44 (0)20 7968 5682
Fax:+44 (0)20 7980 2950
kathryn.dickinson@burberry.com

BURBERRY

By courier to the Mail Room

FILE NO. 82-34691

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N,W
Washington DC 20549

RECEIVED
2008 OCT 17 P 12: 41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

13 October 2008

Dear Sir/Madam

BURBERRY GROUP PLC ("the Company")

INFORMATION FURNISHED PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT 1934 ("EXCHANGE ACT")

The enclosed information is being furnished to the Securities and Exchange Commission by the Company in order to maintain the exemption from Section 12(g) of the Exchange Act afforded to foreign private issuers under Rule 12g3-2(b) of the Exchange Act.

Pursuant to subparagraph (1) (i) of Rule 12g3-2(b) under the Exchange Act, we attach copies of the announcements and notifications that the Company has either:

a) made or is required to make public pursuant to the laws of England and Wales, the jurisdiction of its domicile and under the laws of which it is incorporated; or
b) filed or is required to file with the UK Listing Authority ("UKLA") or the London Stock Exchange ("LSE") and which was or will be made public by the UKLA or the LSE; or
c) distributed or is required to distribute to its security holders

during the period 1 July 2008 – 13 October 2008.

The information set out in this letter and the documents enclosed herewith are being furnished under subparagraph (b)(1)(i) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

pp

Kathryn Dickinson
Deputy Company Secretary

Enc

S:\legal\Company Secretarial\Burberry Group plc\SEC\2008\141008 SEC Rule 12g.doc

RECEIVED

2008 OCT 17 P 12:41

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	16:13 30-Sep-08
Number	7376E16

RNS Number : 7376E
Burberry Group PLC
30 September 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Burberry Group plc

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights: YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: NO

An event changing the breakdown of voting rights: NO

Other (please specify): NO

3. Full name of person(s) subject to the notification obligation (iii):

Massachusetts Financial Services Company

4. Full name of shareholder(s) (if different from 3.) :

MFS invests in securities of the issuer on behalf of its various mutual funds and institutional account clients

5. Date of the transaction and date on which the threshold is crossed or reached:

24 September 2008

6. Date on which issuer notified:

29 September 2008

7. Threshold(s) that is/are crossed or reached:

5.94%

8. Notified details:

A: Voting rights attached to shares

Situation previous to the Triggering transaction

Class/type of shares if possible using the ISIN CODE	**Number of shares**	**Number of Voting Rights**
GB0031743007	30,549,975	21,578,415

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	**Number of shares**	**Number of voting rights**	
		Direct	**Indirect**
GB0031743007	36,503,265	N/A	25,720,195

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	**Expiration Date**	**Exercise/Conversion Period/ Date**	**Number of voting rights that may be acquired if the instrument is**

exercised/ converte

Total (A+B)

Number of voting rights	% of voting rights
25,720,195	5.94%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

Burberry Group PLC - 3174300

Holdings as of 24 September 2008

Entity	Holding	Percentage
MFS Investment Management (MFS)	9,124,470	2.11%
MFS Institutional Advisors, Inc. (MFSI)	5,923,845	1.37%
MFS International Ltd. (MIL)	794,940	0.18%
MFS International (U.K.) Limited (MIL U.K.)	6,891,670	1.59%
MFS International Management K.K. (MIM K.K.)	1,550,050	0.36%
MFS Investment Management (Lux) S.A. (MIM Lux)	1,435,220	0.33%
Notifiable Interest	25,720,195	5.94%
Shares Outstanding	432,801,485	

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

14. Contact name:

Kathryn Dickinson, Deputy Company Secretary,
Burberry Group plc

15. Contact telephone number:

020 7968 5682

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Total Voting Rights
Released	12:17 30-Sep-08
Number	6844E12

RNS Number : 6844E
Burberry Group PLC
30 September 2008

Burberry Group plc - Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1., Burberry Group plc advises that as at the 30 September 2008 its capital consists of 432,978,697 ordinary shares with voting rights. Burberry Group plc holds 77,215 ordinary shares in Treasury.

Therefore, the total number of voting rights in Burberry Group plc is 432,901,482.

The above figure (432,901,482) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Burberry Group plc under the FSA's Disclosure and Transparency Rules.

ENDS

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	17:31 03-Sep-08
Number	6982C17

RNS Number : 6982C
Burberry Group PLC
03 September 2008

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Burberry Group plc

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights: NO

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: NO

An event changing the breakdown of voting rights: NO

Other (please specify): In specie transfer in

3. Full name of person(s) subject to the notification obligation (iii):

BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction and date on which the threshold is crossed or reached (v):

1 September 2008

6. Date on which issuer notified:

3 September 2008

7. Threshold(s) that is/are crossed or reached:

Gone above 10%

8. Notified details:

A: Voting rights attached to shares

Situation previous to the Triggering transaction (vi)

Class/type of shares if possible using the ISIN CODE	**Number of shares**	**Number of Voting Rights**
GB0031743007	22,211,172	22,211,172

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	**Number of shares**	**Number of voting rights** (ix)	
	Direct	**Direct** (x)	**Indirect** (xi)
GB0031743007	N/A	N/A	43,343,726

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	**Expiration Date** (xiii)	**Exercise/Conversion Period/ Date** (xiv)	**Number of voting rights that may be acquired if the instrument is exercised/ converte**

Total (A+B)

Number of voting rights	% of voting rights
43,343,726	10.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

BlackRock Investment Management (UK) Limited - 43,343,726 (10.01%)

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

Kathryn Dickinson, Deputy Company Secretary,
Burberry Group plc

15. Contact telephone number:

020 7968 5682

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	11:39 01-Sep-08
Number	4342C11

RNS Number : 4342C
Burberry Group PLC
01 September 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Burberry Group plc

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights:

YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

NO

An event changing the breakdown of voting rights:

NO

3. Full name of person(s) subject to notification obligation:

Viking Global Investors LP
Viking Global Performance LLC
Viking Global Equities LP
Viking Global Equities II LP
VGE III Portfolio Ltd

4. Full name of shareholder(s) (if different from 3) :

Viking Global Equities LP
Viking Global Equities II LP
VGE III Portfolio Ltd
(collectively "the Funds)

5. Date of transaction (and date on which the threshold is crossed or reached if different):

28 August 2008

6. Date on which issuer notified:

29 August 2008

7. Threshold(s) that is/are crossed or reached:

3%

8a. Notified Details: The Funds

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	**Situation previous to the triggering transactio**	
	Number of shares	**Number of voting right**
GB0031743007	14,480,300	14,480,300

	Resulting situation after the triggering tı		
Class/type of shares if possible use ISIN CODE	**Number of shares**	**Number of voting rights**	
		Direct	**Indirect**
GB0031743007	12,051,526	12,051,526	

8b. Notified Details: Viking Global Investors LP / Viking Global Performance LLC

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	**Situation previous to the triggering transactio**

	Number of shares	Number of voting right
GB0031743007	14,480,300	14,480,300

	Resulting situation after the triggering tı		
Class/type of shares if possible use ISIN CODE	Number of shares	Number of voting rights	
		Direct	Indirect
GB0031743007	12,051,526		12,051,526

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rigł that may be acquired (if the instrument exercised/ converted)

Total (A+B)

Number of voting rights	% of voting rights
12,051,526	2.8%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

N/A

Proxy Voting:

10. Name of proxy holder:

Viking Global Investors LP
Viking Global Performance LLC

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

N/A

14. Contact name:

Kathryn Dickinson, Deputy Company Secretary, Burberry Group plc

15. Contact telephone number:

020 7968 5682

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Total Voting Rights
Released	13:47 29-Aug-08
Number	3358C13

RNS Number : 3358C
Burberry Group PLC
29 August 2008

Burberry Group plc - Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1., Burberry Group plc advises that as at the 29 August 2008 its capital consists of 432,878,700 ordinary shares with voting rights. Burberry Group plc holds 77,215 ordinary shares in Treasury.

Therefore, the total number of voting rights in Burberry Group plc is 432,801,485.

The above figure (432,801,485) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Burberry Group plc under the FSA's Disclosure and Transparency Rules.

ENDS

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Blocklisting Interim Review
Released	12:18 29-Aug-08
Number	3233C12

RNS Number : 3233C
Burberry Group PLC
29 August 2008

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN *RIS*.

Date: 29 August 2008

Name of *applicant*:		Burberry Group plc		
Name of scheme:		Burberry Senior Executive Restricted Share Plan 2004		
Period of return:	From:	1 March 2008	To:	29 August 2008
Balance of unallotted securities under scheme(s) from previous return:		1,656,436 Ordinary Shares of 0.05p		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		N/A		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		216,421		
Equals: Balance under scheme(s) not yet		1,440,015 Ordinary Shares of 0.05p		

issued/allotted at end of period:	

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN *RIS*.

Date: 29 August 2008

Name of *applicant*:		Burberry Group plc		
Name of scheme:		Burberry Senior Executive IPO Share Option Scheme		
Period of return:	From:	1 March 2008	To:	29 August 2008
Balance of unallotted securities under scheme(s) from previous return:		352,086 Ordinary Shares of 0.05p		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		N/A		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		N/A		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		352,086 Ordinary Shares of 0.05p		

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN *RIS*.

Date: 29 August 2008

Name of *applicant*:		Burberry Group plc		
Name of scheme:		Burberry Group plc SAYE Scheme		
Period of return:	From:	1 March 2008	To:	29 August 2008
Balance of unallotted securities under scheme(s) from previous return:		1,000,000 Ordinary Shares of 0.05p		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		N/A		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		N/A		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,000,000 Ordinary Shares of 0.05p		

Name of contact:	Kathryn Dickinson
Telephone number of contact:	020 7968 5682

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Treasury Stock
Released	16:19 19-Aug-08
Number	6650B16

RNS Number : 6650B
Burberry Group PLC
19 August 2008

19 August 2008

Burberry Group plc (the "Company") announces that on 15 August 2008 it transferred 9,370 Ordinary Shares of 0.05p each ("Shares") to a participant in the Burberry Group plc North America Co-Investment Plan. These shares had previously been held as treasury shares.

Following this transfer, the Company holds 77,215 Shares in treasury and has a total of 432,796,098 Shares in issue (excluding treasury shares).

This information is provided by RNS
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Company	Burberry Group PLC
TIDM	BRBY
Headline	Director/PDMR Shareholding
Released	15:02 05-Aug-08
Number	6979A15

RNS Number : 6979A
Burberry Group PLC
05 August 2008

5 August 2008

Burberry Group plc ("the Company") - Director / PDMR Shareholding

Following the vesting of awards granted under the Burberry Group plc Senior Executive Restricted Share Plan 2004 on Monday, 4 August 2008, the Company announces the following changes in the interests of persons discharging managerial responsibility ("PDMR") in the Ordinary Shares of 0.05p each in the Company ("Shares"):

- On Monday, 4 August 2008, Eugenia Ulasewicz, a PDMR, received 10,025 Ordinary Shares of 0.05p each in the Company ("Shares"). 3,668 Shares were subsequently sold in London on 4 August 2008 at a price of 432.8539p per Share.

- On Monday, 4 August 2008, Joy Frommer, a PDMR, received 15,038 Ordinary Shares of 0.05p each in the Company ("Shares"). 6,037 Shares were subsequently sold in London on 4 August 2008 at a price of 432.8539p per Share.

Following these transactions Eugenia Ulasewicz holds 20,166 Shares and options and awards

over 475,984 Shares and Joy Frommer holds 118,258 Shares and options and awards over 406,463 Shares.

The Company received notification of the above changes in Eugenia Ulasewicz and Joy Frommer's interest in Shares in the Company on 4 August 2008.

This information is provided by RNS
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Company	Burberry Group PLC
TIDM	BRBY
Headline	Total Voting Rights
Released	16:12 31-Jul-08
Number	3813A16

RNS Number : 3813A
Burberry Group PLC
31 July 2008

Burberry Group plc - Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1., Burberry Group plc advises that as at the 31 July 2008 its capital consists of 432,686,478 ordinary shares with voting rights. Burberry Group plc holds 86,585 ordinary shares in Treasury.

Therefore, the total number of voting rights in Burberry Group plc is 432,686,478.

The above figure (432,686,478) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Burberry Group plc under the FSA's Disclosure and Transparency Rules.

ENDS

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Director/PDMR Shareholding
Released	16:54 24-Jul-08
Number	8460Z16

RNS Number : 8460Z
Burberry Group PLC
24 July 2008

24 July 2008

Burberry Group plc ("the Company") - Director / PDMR Shareholding

Following the vesting of awards granted under the Burberry Group plc Restricted Share Re-Investment Plan 2005 and the Burberry Group plc Co-Investment Plan on Monday, 21 July 2008, the Company announces the following changes in the interests of persons discharging managerial responsibility ("PDMR") in the Ordinary Shares of 0.05p each in the Company ("Shares"):

- On Monday, 21 July 2008, Eugenia Ulasewicz, a PDMR, received a Reinvested Share Award of 125,000 Shares and a Matching Share Award of 62,500 Shares. 187,500 Shares were subsequently sold in London, on 21 July 2008, at a price of 463.0892p per Share.

- On Monday, 21 July 2008, Joy Frommer, a PDMR, received a Reinvested Share Award of 45,000 Shares and a Matching Share Award of 22,500 Shares. 40,432 Shares were subsequently sold in London, on 21 July 2008, at a price of 463.0892p per Share.

- On Monday, 21 July 2008, Joy Frommer, a PDMR,

received 21,890 Matching Shares following the vesting of an award granted under the Burberry Group plc Co-Investment Plan. 8,779 Shares were subsequently sold in London on 21 July 2008 at a price of 463.0892p per Share.

Following these transactions Eugenia Ulasewicz holds 13,809 Shares and options and awards over 486,009 Shares and Joy Frommer holds 109,257 Shares and options and awards over 420,701 Shares.

The Company received notification of the above changes in Eugenia Ulasewicz and Joy Frommer's interest in Shares in the Company on 22 July 2008.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Result of AGM
Released	15:21 17-Jul-08
Number	3310Z15

RNS Number : 3310Z
Burberry Group PLC
17 July 2008

Burberry Group plc (the "Company") announces the following results of the poll taken at its Annual General Meeting ("AGM") held earlier today:

	For		Against	
Resolution (see Notes below)	**Number of Votes**	**% of Votes Cast (excluding Votes Withheld)**	**Number of Votes**	**% of Votes Cast (excluding Votes Withheld)**
1	285,328,895	99.94	183,779	0.06
2	280,840,910	98.37	4,661,327	1.63
3	285,542,488	100.00	542	0.00
4	284,976,144	99.80	572,237	0.20
5	285,003,607	99.81	530,396	0.19
6	282,504,069	98.93	3,050,270	1.07
7	284,438,654	99.61	1,100,857	0.39
8	270,678,869	97.22	7,743,363	2.78
9	285,473,065	99.98	49,834	0.02
10	275,691,020	99.20	2,209,802	0.80

11	278,348,669	97.48	7,185,471	2.52
12	285,501,937	100.00	6,815	0.00
13	284,865,083	99.77	642,415	0.23

Notes

The following are the resolutions voted on at the Company's AGM.

Resolution 1	To receive the Company's accounts for the year ended 31 Ma 2008 and the reports of the directors and auditors thereon.
Resolution 2	To approve the Report on Directors' Remuneration for the yea 31 March 2008.
Resolution 3	To declare a final dividend.
Resolution 4	To re-elect Stacey Cartwright as a Director of the Company.
Resolution 5	To re-elect Philip Bowman as a Director of the Company.
Resolution 6	To re-appoint PricewaterhouseCoopers LLP as auditors of th Company.
Resolution 7	To authorise the Board to determine the auditors' remuneratic
Resolution 8	To authorise political donations and expenditure by the Comp all companies that are its subsidiaries.
Resolution 9	To authorise the Company to purchase its own ordinary share (Special Resolution).
Resolution 10	To renew the Directors' authority to allot shares.
Resolution 11	To renew the Directors' authority to disapply pre-emption righ (Special Resolution).
Resolution 12	To cancel the unissued 1,600,000,000 preference shares of C each in the authorised share capital of the Company (Special Resolution).
Resolution 13	To adopt new Articles of Association of the Company (Specia Resolution).

The full text of resolutions 8 through 13 constituting Special Business will shortly be submitted to the FSA for publication through the Document Viewing Facility located at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. 020 7066 1000

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	16:42 15-Jul-08
Number	1386Z16

RNS Number : 1386Z
Burberry Group PLC
15 July 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Burberry Group plc

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights:

YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

NO

An event changing the breakdown of voting rights:

NO

3. Full name of person(s) subject to notification obligation:

Eminence Capital LLC
Ricky C Sandler

4. Full name of shareholder(s) (if different from 3) :

Goldman Sachs & Co
Morstan Nominees Ltd

5. Date of transaction (and date on which the threshold is crossed or reached if different):

10 July 2008

6. Date on which issuer notified:

14 July 2008

7. Threshold(s) that is/are crossed or reached:

3%

8a. Notified Details: The Funds

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	**Situation previous to the triggering transact**	
Eminence Capital LLC		
	Number of shares	**Number of voting rig**
Ordinary Shares GB0031743007	Below 3%	Below 3%
Ricky C Sandler		
Ordinary Shares GB0031743007	Below 3%	Below 3%

	Resulting situation after the triggering	
Class/type of shares if possible use ISIN	**Number of shares**	**Number of voting rights**

CODE

Eminence Capital LLC

		Direct	Indirect
Ordinary Shares GB0031743007	13,600,000		13,600,000

Ricky C Sandler

Ordinary Shares GB0031743007	13,600,000		13,600,000

8b. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	**Situation previous to the triggering transact**	
	Number of shares	**Number of voting rig**

Class/type of shares if possible use ISIN CODE	**Resulting situation after the triggering**		
	Number of shares	**Number of voting rights**	
		Direct	**Indirect**

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	**Expiration date**	**Exercise/conversion period/date**	**No. of voting rights that may acquired (if the instrument exercised/ converted)**

Total (A+B)

Number of voting	**% of voting rights**

rights

Eminence Capital LLC

13,600,000	3.14%

Ricky C Sandler

13,600,000	3.14%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Ricky C Sandler is the Managing Member of Eminence Capital LLC and therefore may be deemed to have indirect voting power with respect to the shares directly owned by the funds managed by Eminence Capital LLC and individually with respect to shares over which Mr Sandler has investment discretion.

Proxy Voting:

10. Name of proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

14. Contact name:

Kathryn Dickinson, Deputy Company Secretary,
Burberry Group plc

15. Contact telephone number:

020 7968 5682

END

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Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Q1 Trading Update and Interim Management Statement
Released	07:00 15-Jul-08
Number	0424Z07

RNS Number : 0424Z
Burberry Group PLC
15 July 2008

15 July 2008

Burberry Group plc

First Quarter Trading Update and Interim Management Statement

Burberry Group plc, the global luxury company, today reports on trading for the three months to 30 June 2008.

First quarter highlights (on an underlying basis*)

- Total revenue increased by 22%
- Retail revenue up 14%, with comparable store sales growth of 4.5%

  - Strong comparable store growth in Americas, Europe and Asia offset by continued

weakness in Spain
- Good performances in non-apparel and outerwear

- Wholesale revenue up 43% in this small quarter

  - Improvements in supply chain facilitated earlier deliveries
  - Over 10% increase in revenue expected for first half, with North America up over 20%

- Licensing revenue increased by 3%

Commenting on this performance, Angela Ahrendts, Chief Executive Officer, said:

"I am pleased with Burberry's start to the year in an increasingly challenging external environment. Our brand momentum is strong, driven by product innovation and a focused management team. This momentum, together with the diversity and balance we have across products, channels and regions, underpins our confidence for the future."

There will be a conference call for investors and analysts to discuss this update today at 9am (UK time). The conference call can be accessed live on the Burberry website (www.burberryplc.com), with a replay available later today.

Burberry will release its First Half Trading Update for the six months to 30 September 2008 on 14 October 2008. It will announce its interim results for the six months to 30 September 2008 on 18 November 2008.

Underlying change is calculated at constant exchange rates. Certain financial data within this announcement have been rounded.

Revenue by origin of business

£ million	Three months to 30 June 2008	2007	% change reported
Europe*	87	63	*38*
Spain	18	18	*3*
Americas	52	41	*27*
Asia Pacific	54	45	*19*
Total	211	167	*26*

* Excluding Spain

Retail/wholesale revenue by destination

£ million	Three months to 30 June 2008	2007	% change *reported*	*underlying*
Europe*	64	46	39	32
Spain	17	17	1	(14)
Americas	52	42	25	24
Asia Pacific	49	39	23	23
Rest of World	13	8	74	74
Total retail/wholesale	195	152	28	24

* Excluding Spain

Comments in this announcement refer to revenue by destination which better reflects the regional demand for Burberry products

Revenue by channel of distribution

£ million	Three months to 30 June 2008	2007	% change *reported*	*underlying*
Retail	115	97	19	14
Wholesale	80	55	45	43
Licensing	16	15	5	3
Total	211	167	26	22

Total revenue

Total revenue in the first quarter increased by 22% on an underlying basis (26% reported). There was double-digit growth in both the retail and wholesale channels; in Europe, Americas, Asia Pacific and Emerging Markets; and in womenswear, menswear, non-apparel and childrenswear. This performance demonstrates the continued momentum of the brand, the impact of supply chain initiatives and the increased strength of Burberry's operations by channel, region and product.
Spain remains a challenging market in which Burberry continues to implement a series of initiatives, as discussed at the time of the preliminary results.

Retail
Retail sales, which accounted for over half of total revenue in the period, grew by 14% on an underlying basis (19% reported). As a result of the excess stock in the business at the year-end, proportionally more inventory was sold year-on-year during the usual sale period, which continues into the second quarter. Non-apparel contributed most to retail growth. Product highlights included lightweight outerwear, shoes and other accessories including belts. Revenue also benefited from earlier Autumn/Winter 2008 receipts.

In the first quarter, when the competitive environment remained volatile, Burberry's comparable store sales increased by 4.5%, including Spain which was down double-digits. The Americas remained the best performing region, with particular strength in major cities such as New York, San Francisco and Chicago. Europe and Asia both showed positive comparable sales growth, led by countries including France, Germany and Korea.

During the quarter, Burberry opened mainline stores in Cannes and Budapest, as well as a net 14 concessions in Italy, Korea and Spain, including four new childrenswear corners. There was a 12% increase in average selling space year-on-year in the first quarter, with 12-13% expected for the year as a whole.

Wholesale
For the six months to 30 September 2008, based upon

orders received to date, Burberry expects wholesale revenue to increase by over 10% year-on-year on an underlying basis. Spain is expected to show continued weakness (down double-digits) offset by good growth in all other regions, especially North America (up by over 20%) and Emerging Markets.

In what is a small quarter for wholesale, revenue in the first quarter increased by 43% on an underlying basis (45% reported), reflecting earlier shipments of Autumn/Winter 2008 merchandise. This was facilitated by continued improvement throughout Burberry's supply chain (sourcing, logistics and distribution). As a result of these earlier deliveries, all regions except Spain saw exceptional growth. The majority of first half wholesale merchandise will continue to be delivered in the second quarter of the year.

Sales to Emerging Markets doubled in the first quarter, largely reflecting earlier wholesale shipments, particularly to China. Comparable store sales growth in the franchise stores was very strong in the Middle East and Russia and a new store was opened in Baku, Azerbaijan.

Licensing

Total licensing revenue in the first quarter increased by 3% on an underlying basis (up 5% reported), benefiting from phasing differences year-on-year. Excluding these, Japanese volumes in apparel and non-apparel were marginally down in the quarter, offset by good growth in global licences, especially fragrances and timepieces. This performance is consistent with Burberry's expectation for the full financial year of broadly flat licensing revenue on an underlying basis.

Financial condition

Except for the trading activities described above, there has been no significant change to the financial condition of the company.

Enquiries

Burberry 020 7968 5919

Stacey Cartwright	Chief Financial Officer
Fay Dodds	Director of Investor Relations

Brunswick 020 7404 5959
David Yelland
Robert Gardener
Clare Barclay

The financial information contained in this Trading Update has not been audited. Certain statements made in this Trading Update are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward-looking statements.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.

Notes to Editors

- Burberry is a global luxury brand with a distinctive British heritage.

- Burberry designs and sources apparel and accessories, selling through a diversified network of retail, wholesale and licensing channels worldwide.

- Burberry has five strategic themes to underpin its growth: leverage the franchise; intensify non-apparel development; accelerate retail-led growth; invest in under-penetrated markets; and pursue operational excellence.

- At 30 June 2008, Burberry had 97 retail stores globally, with 245 concessions, 41 outlets and 80 stores operated under franchise.
- Burberry was founded in 1856 and is listed on the London Stock Exchange (BRBY.L).

END

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Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	15:43 10-Jul-08
Number	8258Y15

RNS Number : 8258Y
Burberry Group PLC
10 July 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Burberry Group plc

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights:

YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

NO

An event changing the breakdown of voting rights:

NO

3. Full name of person(s) subject to notification obligation:

Viking Global Investors LP (Investment Manager)
Viking Global Performance LLC
(Investment Advisor)
Viking Global Equities LP
Viking Global Equities II LP
VGE III Portfolio Ltd

4. Full name of shareholder(s) (if different from 3) :

Viking Global Equities LP
Viking Global Equities II LP
VGE III Portfolio Ltd
(collectively "the Funds)

5. Date of transaction (and date on which the threshold is crossed or reached if different):

08 July 2008

6. Date on which issuer notified:

10 July 2008

7. Threshold(s) that is/are crossed or reached:

3%

8a. Notified Details: The Funds

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	**Situation previous to the triggering transact**	
	Number of shares	**Number of voting rig**
GB0031743007	12,583,400	12,583,400

Class/type of shares if possible use ISIN CODE	**Resulting situation after the triggering**		
	Number of shares	**Number of voting rights**	
		Direct	**Indirect**

GB0031743007	15,258,400	15,258,400

8b. Notified Details: Viking Global Investors LP / Viking Global Performance LLC

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	**Situation previous to the triggering transact**	
	Number of shares	**Number of voting rig**
GB0031743007	12,583,400	12, 583,400

	Resulting situation after the triggering		
Class/type of shares if possible use ISIN CODE	**Number of shares**	**Number of voting rights**	
		Direct	**Indirect**
GB0031743007	15,258,400		15,258,400

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	**Expiration date**	**Exercise/conversion period/date**	**No. of voting rights that may acquired (if the instrument exercised/ converted)**

Total (A+B)

Number of voting rights	**% of voting rights**
15,258,400	3.5%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are

effectively held, if applicable

N/A

Proxy Voting:

10. Name of proxy holder:

Viking Global Investors LP
Viking Global Performance LLC

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

14. Contact name:

Kathryn Dickinson, Deputy Company Secretary,
Burberry Group plc

15. Contact telephone number:

020 7968 5682

END

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Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Director/PDMR Shareholding
Released	17:32 02-Jul-08
Number	1988Y17

RNS Number : 1988Y
Burberry Group PLC
02 July 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or deb the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *i* complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person disc* *managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *sha* the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BURBERRY GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(I)

3. Name of *person discharging managerial responsibilities/director*

PASCAL PERRIER

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

GRANT OF OPTIONS UNDER THE BURBERRY GROUP PLC SAYE SCHEME ON 26 JUNE 2008

18. Period during which or date on which it can be exercised

1 SEPTEMBER 2011 - 29 FEBRUARY 2012

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

2,355 ORDINARY SHARES OF 0.05P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£3.99 PER SHARE

22. Total number of *shares* or debentures over which options held following notification

534,796

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KATHRYN DICKINSON, 020 7968 5682

Name and signature of duly authorised officer of *issuer* responsible for

making notification

KATHRYN DICKINSON

Date of notification

2 July 2008

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

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88(2)

(Revised 2005)

RECEIVED

2008 OCT 17 P 12:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 03458224

Company Name in full BURBERRY GROUP PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	10	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,064		
Nominal value of each share	£0.0005		
Amount (if any) paid or due on each share *(including any share premium)*	£3.9000		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

for companies registered in England and Wales or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

for companies registered in Scotland

DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) CAZENOVE NOMINEES	Class of shares allotted: ORDINARY	Number allotted: 1,064
Address 20 MOORGATE LONDON		
UK postcode EC2R 6DA		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 7 October 2008.

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

COMPANY SECRETARIAT
58-59 HAYMARKET, LONDON
SW1Y 4BL Tel 020 7968 5682
DX number DX exchange

2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 03458224

Company Name in full BURBERRY GROUP PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	29	09	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	16,540		
Nominal value of each share	£0.0005		
Amount (if any) paid or due on each share *(including any share premium)*	£4.0650		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Class of shares allotted	Number allotted
Name(s): PETER THEWLIS	ORDINARY	16,540
Address: SODRA SKOGSVAGEN 70 23636 HOLLIVIKEN SWEDEN		
UK postcode		
Name(s)		
Address		
UK postcode		
Name(s)		
Address		
UK postcode		
Name(s)		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 7 October 2008

** A ~~director~~ / DEPUTY secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

COMPANY SECRETARIAT
58 - 59 HAYMARKET, LONDON
SW1Y 4BL Tel 020 7968 5682
DX number DX exchange

2000

RECEIVED

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.
CHFP010

2008 OCT 17 P 12:32

OFFICE OF INTERNATIONAL

Return of Allotment of Shares

Company Number 03458224

Company Name in full BURBERRY GROUP PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	11	09	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	30,075		
Nominal value of each share	£0.0005		
Amount (if any) paid or due on each share *(including any share premium)*	£4.5975		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) CAZENOVE NOMINEES LIMITED	Class of shares allotted ORDINARY	Number allotted 30,075
Address 20 MOORGATE LONDON		
UK postcode EC2R 6DA		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24.09.08.

** A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

COMPANY SECRETARIAT
58-59 HAYMARKET, LONDON
SW1Y 4BL Tel 020 7968 5978
DX number DX exchange

2000

88(2)

RECEIVED (Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

2008 OCT 17 P 12:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Number	03458224
Company Name in full	BURBERRY GROUP PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04	09	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,255		
Nominal value of each share	£0.0005		
Amount (if any) paid or due on each share *(including any share premium)*	£4.7025		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) CAZENOVE NOMINEES LIMITED	Class of shares allotted ORDINARY	Number allotted 2,255
Address 20 MOORGATE LONDON		
UK postcode EC2R 6DA		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 24.09.08

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

COMPANY SECRETARIAT
58-59 HAYMARKET, LONDON
SW1Y 4BL Tel 020 7968 5978
DX number DX exchange

2000

88(2)

RECEIVED
(Revised 2005)

2008 OCT 17 P 12:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please complete in typescript, or in bold black capitals.
CHFP010

Return of Allotment of Shares

Company Number 03458224

Company Name in full BURBERRY GROUP PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	02	09	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,127		
Nominal value of each share	£0.0005		
Amount (if any) paid or due on each share *(including any share premium)*	£4.7625		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): CAZENOVE NOMINEES LIMITED	ORDINARY	468
Address: 20 MOORGATE LONDON		
UK postcode: EC2R 6DA		
	Class of shares allotted	Number allotted
Name(s): HELEN DAVIS	ORDINARY	659
Address: 57 ARRAGON ROAD TWICKENHAM, MIDDLESEX		
UK postcode: TW1 3NG		
	Class of shares allotted	Number allotted
Name(s):		
Address:		
UK postcode:		
	Class of shares allotted	Number allotted
Name(s):		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 24.09.08

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

COMPANY SECRETARIAT
58-59 HAYMARKET, LONDON
SW1Y 4BL Tel 020 7968 5978
DX number DX exchange

2000

88(2)

RECEIVED

(Revised 2005)

2008 OCT 17 P 12:22

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 03458224

Company Name in full BURBERRY GROUP PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	18 / 08 / 2008	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,127		
Nominal value of each share	£0.0005		
Amount (if any) paid or due on each share *(including any share premium)*	£1.6800		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): CAZENOVE NOMINEES LIMITED	ORDINARY	1,127
Address: 20 MOORGATE LONDON		
UK postcode: EC2R 6DA		
	Class of shares allotted	Number allotted
Name(s):		
Address:		
UK postcode:		
	Class of shares allotted	Number allotted
Name(s):		
Address:		
UK postcode:		
	Class of shares allotted	Number allotted
Name(s):		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY Date 27/08/08

** A ~~director /~~ secretary / ~~administrator / administrative receiver / receiver /~~ ~~official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

COMPANY SECRETARIAT
58-59 HAYMARKET, LONDON
SW1Y 4BL Tel 020 7968 5978
DX number DX exchange

2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 03458224

Company Name in full BURBERRY GROUP PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	19	08	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5,387		
Nominal value of each share	£0.0005		
Amount (if any) paid or due on each share *(including any share premium)*	£4.6225		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): CAZENOVE NOMINEES LIMITED	ORDINARY	2,217
Address: 20 MOORGATE LONDON		
UK postcode: EC2R 6DA		
	Class of shares allotted	Number allotted
Name(s): DANIEL BRACKEN	ORDINARY	3,170
Address: 14 MARYON MEWS LONDON		
UK postcode: NW3 2PU		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 27/08/08

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

COMPANY SECRETARIAT
58-59 HAYMARKET, LONDON
SW1Y 4BL Tel 020 7968 5978
DX number DX exchange

2000

88(2)

RECEIVED

(Revised 2005)

2008 OCT 17 P 12:2?

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 03458224

Company Name in full BURBERRY GROUP PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	30	07	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1804		
Nominal value of each share	£0.0005		
Amount (if any) paid or due on each share *(including any share premium)*	£4.505		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh**

09/2005

Shareholder details *(list joint allottees as one shareholder)*	Shares and share class allotted	
Name(s): CAZENOVE NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 1804
Address: 20 MOORGATE LONDON		
UK postcode: EC2R 6DA		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] **Date**

** A ~~director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ DEPUTY

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

COMPANY SECRETARIAT
58-59 HAYMARKET, LONDON
SW1Y 4BL Tel 020 7968 5978
DX number DX exchange

2000

88(2)

RECEIVED

(Revised 2005)

2008 OCT 17 P 12:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 03458224

Company Name in full BURBERRY GROUP PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04	08	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	69,174		
Nominal value of each share	£0.0005		
Amount (if any) paid or due on each share *(including any share premium)*	£4.5000		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): CAZENOVE NOMINEES LIMITED	ORDINARY	50,734
Address: 20 MOORGATE LONDON		
UK postcode: EC2R 6DA		
Name(s): PLEASE SEE ATTACHED	ORDINARY	18,440
Address:		
UK postcode:		
Name(s):		
Address:		
UK postcode:		
Name(s):		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 19/08/08

** A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

COMPANY SECRETARIAT
58-59 HAYMARKET, LONDON
SW1Y 4BL Tel 020 7968 5978
DX number DX exchange

Allotment of shares on 4 August 2008

Surname	Forenames	Number of Shares	Address for Share Registration
Frommer	Joy	9,001	157-167 Regent Street, London W1B 4PH
Gilbert	Steven	1,905	41 West 86, Apt 11J, New York, NY 10024, USA
Nevill	Mark David Ellis	1,177	45 Mereway Road, Twickenham TW2 6RF
Ulasewicz	Eugenia	6,357	Burberry Americas, 1350 Avenue of the Americas, New York, NY 10019, USA

(Revised 2005)

RECEIVED

Please complete in typescript, or in bold black capitals.

2008 OCT 17

CHFP010

Return of Allotment of Shares

Company Number 03458224

Company Name in full BURBERRY GROUP PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05 / 08 / 2008	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3,000		
Nominal value of each share	£0.0005		
Amount (if any) paid or due on each share *(including any share premium)*	£4.3000		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh

09/2005

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): CAZENOVE NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 3,000
Address: 20 MOORGATE LONDON		
UK postcode: EC2R 6DA		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed DEPUTY **Date** 19/08/08

** A ~~director /~~ secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

COMPANY SECRETARIAT
58-59 HAYMARKET, LONDON
SW1Y 4BL Tel 020 7968 5978
DX number DX exchange

Allotment of shares on 6 August 2008

Surname	Forenames	Number of Shares	Address for Share Registration
Nebot De Rafael	M Pilar	764	Els Cirerers, 7 Vallromanes 08188, Spain

2000

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 03458224

Company Name in full BURBERRY GROUP PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06 08 2008	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,127		
Nominal value of each share	£0.0005		
Amount (if any) paid or due on each share *(including any share premium)*	£4.4800		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): CAZENOVE NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 363
Address: 20 MOORGATE LONDON		
UK postcode: EC2R 6DA		
Name(s): PLEASE SEE ATTACHED	Class of shares allotted: ORDINARY	Number allotted: 764
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form 1

Signed DEPUTY [signature] Date 19/08/08

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

COMPANY SECRETARIAT
58 - 59 HAYMARKET, LONDON
SW1Y 4BL Tel 020 7968 5978
DX number DX exchange

2005

88(2)

(Revised 2005)

RECEIVED

2008 OCT 17 P 12:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 03458224

Company Name in full BURBERRY GROUP PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	08	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	19,315		
Nominal value of each share	£0.0005		
Amount (if any) paid or due on each share *(including any share premium)*	£4.6250		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) CAZENOVE NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 19,315
Address 20 MOORGATE LONDON		
UK postcode EC2R 6DA		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed DEPUTY [signature] **Date** 19/08/08

** A ~~director /~~ secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

COMPANY SECRETARIAT
58-59 HAYMARKET, LONDON
SW1Y 4BL Tel 020 7968 5978
DX number DX exchange

2000

88(2)

RECEIVED

(Revised 2005)

2008 OCT 17 P 12:22

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number	03458224
Company Name in full	BURBERRY GROUP PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	08	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3,125		
Nominal value of each share	£0.0005		
Amount (if any) paid or due on each share *(including any share premium)*	£4.8025		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): CAZENOVE NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 631
Address: 20 MOORGATE LONDON		
UK postcode: EC2R 6DA		
Name(s): ANDREW BILLINGTON	Class of shares allotted: ORDINARY	Number allotted: 2,494
Address: 6 STRAFFORD ROAD TWICKENHAM MIDDLESEX		
UK postcode: TW1 3AE		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed DEPUTY [signature] Date 18/08/08

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

COMPANY SECRETARIAT
58-59 HAYMARKET, LONDON
SW1Y 4BL Tel 020 7968 5978
DX number DX exchange

88(2)

RECEIVED

(Revised 2005)

2008 OCT 17 P 12:22

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 03458224

Company Name in full BURBERRY GROUP PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	08	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3,382		
Nominal value of each share	£0.0005		
Amount (if any) paid or due on each share *(including any share premium)*	£4.5575		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) CAZENOVE NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 1,393
Address 20 MOORGATE LONDON		
UK postcode EC2R 6DA		
Name(s) SIMON REEVES	Class of shares allotted: ORDINARY	Number allotted: 1,989
Address 8 TANSY MEADOW CHANDLERS FORD SOUTHAMPTON		
UK postcode SO53 4LH		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed DEPUTY [signature] **Date** 19/08/08

** A director / secretary / ~~administrator / administrative receiver / receiver~~ / official receiver / receiver manager / ~~voluntary arrangement supervisor~~ ** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

COMPANY SECRETARIAT
58-59 HAYMARKET, LONDON
SW1Y 4BL Tel 020 7968 5978
DX number DX exchange

2000

88(2)

(Revised 2005)

RECEIVED 2008 OCT 17 P 12:22 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please complete in typescript, or in bold black capitals.
CHFP010

Return of Allotment of Shares

Company Number 03458224

Company Name in full BURBERRY GROUP PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	28 07 2008	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	676		
Nominal value of each share			
Amount (if any) paid or due on each share *(including any share premium)*	£4.7775		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) CAZENOVE NOMINEES LIMITED	Class of shares allotted ORDINARY	Number allotted 185
Address 20 MOORGATE LONDON		
UK postcode EC2R 6DA		
Name(s) PLEASE SEE ATTACHED	Class of shares allotted ORDINARY	Number allotted 491
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY **Date** 31.07.08

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver /~~
~~official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

COMPANY SECRETARIAT
58-59 HAYMARKET, LONDON
SW1Y 4BL Tel 020 7968 5978
DX number DX exchange

Schedule

Allotment of Shares on 28 July 2008

Surname	Forenames	Number of Shares	Address for Share Registration
Garcia	Jaime	491	c.maragall no-18, sa-3a, Sant Adria, 08930, Spain
TOTAL		**491**	

2000 88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 03458224

Company Name in full BURBERRY GROUP PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	25	07	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	8,117		
Nominal value of each share			
Amount (if any) paid or due on each share *(including any share premium)*	£4.7075		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) CAZENOVE NOMINEES LIMITED	ORDINARY	8,117
Address 20 MOORGATE LONDON		
UK postcode EC2R 6DA		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 31.07.08

** ~~A director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

COMPANY SECRETARIAT
58-59 HAYMARKET, LONDON SW1Y 4BL
Tel 020 7968 5978
DX number DX exchange

2005

88(2)

(Revised 2005)

RECEIVED

OCT 17 P 12:22

OFFICE OF INTERNATIONAL

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 03458224

Company Name in full BURBERRY GROUP PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	24	07	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5,255		
Nominal value of each share			
Amount (if any) paid or due on each share *(including any share premium)*	£4.7425		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): CASENOVE NOMINEES LIMITED	ORDINARY	3,930
Address: 20 MOORGATE LONDON		
UK postcode: EC2R 6DA		
Name(s): PLEASE SEE ATTACHED	ORDINARY	1,325
Address:		
UK postcode:		
Name(s):		
Address:		
UK postcode:		
Name(s):		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 31.07.08

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ (Deputy)

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

COMPANY SECRETARIAT
58-59 HAYMARKET, LONDON SW1Y 4BL
Tel 020 7968 5978
DX number DX exchange

Schedule

Allotment of Shares on 24 July 2008

Surname	Forenames	Number of Shares	Address for Share Registration
Spain	Sarah	1,325	23, The Elms, Mount Merion Avenue, Blackrock, County Dublin, Ireland
TOTAL		**1,325**	

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number	03458224
Company Name in full	BURBERRY GROUP PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	23	07	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	6,931		
Nominal value of each share			
Amount (if any) paid or due on each share *(including any share premium)*	£4.4025		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) CAZENOVE NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 6,272
Address 20 MOORGATE LONDON		
UK postcode EC2R 6DA		
Name(s) PLEASE SEE ATTACHED	Class of shares allotted: ORDINARY	Number allotted: 659
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 31.07.08

** ~~A director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

COMPANY SECRETARIAT
58-59 HAYMARKET, LONDON SW1Y 4BL
Tel 020 7968 5978
DX number DX exchange

Schedule

Allotment of Shares on 23 July 2008

Surname	Forenames	Number of Shares	Address for Share Registration
Cavanagh	Katie	659	12 Green Lane, Hersham, Surrey, KT12 5HD
TOTAL		**659**	

(Revised 2005)

RECEIVED 17 P 12:22

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 03458224

Company Name in full BURBERRY GROUP PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	07	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	13,940		
Nominal value of each share			
Amount (if any) paid or due on each share *(including any share premium)*	£4.5575		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): CASEHOVE NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 6,674
Address: 20 MOORGATE LONDON		
UK postcode: EC2R 6DA		
Name(s): PLEASE SEE ATTACHED	Class of shares allotted: ORDINARY	Number allotted: 7,266
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 31.07.08

** ~~A director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

COMPANY SECRETARIAT
58-59 HAYMARKET, LONDON SW1Y
4BL Tel 020 7968 5978
DX number DX exchange

Schedule

Allotment of Shares on 22 July 2008

Surname	Forenames	Number of Shares	Address for Share Registration
Garrigos	Alfons	**469**	C/Gelabert, 32, 08029 - Barcelona, Spain
Losantos	Jordi	**477**	C/Quevedo, 38, Entl.ls, 08012 - Barcelona, Spain
Nah	Lily	**3,826**	18 Moulmein Rise, #18-02 City Edge, Singapore, 308133
Powell	Jamie	**2,494**	60 Fordhook Avenue, Ealing, London W5 3LR
TOTAL		**7,266**	

88(2)

RECEIVED (Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

P 12:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Number	03458224
Company Name in full	BURBERRY GROUP PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	21	07	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	66,091		
Nominal value of each share			
Amount (if any) paid or due on each share *(including any share premium)*	£4.6275		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Shareholder details (list joint allottees as one shareholder)	**Shares and share class allotted**	
Name(s): CASENOVE NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 49,104
Address: 20 MOORGATE, LONDON		
UK postcode: EC2R 6DA		
Name(s): PLEASE SEE ATTACHED	Class of shares allotted: ORDINARY	Number allotted: 16,937
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 31/07/2008

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

COMPANY SECRETARIAT
58-59 HAYMARKET, LONDON, SW1Y 4BL
Tel 020 7968 5978

DX number DX exchange

Schedule

Allotment of Shares on 21 July 2008

Surname	Forenames	Number of Shares	Address for Share Registration
Cooper	Martin	**1,141**	Flat 6, Beaufort Mansions, Beaufort Street, London SW3 5AG
Evans	Gwen	**710**	42018 Kudu Court, Aldie, VA 20105, USA
Gilbert	Stephen	**2,860**	41 West 86, Apt 11J, New York, NY 10024, USA
Jim	Sze Wing	**1,353**	35/F, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong
Lockyear	Stuart	**1,989**	Cator Lodge, South Row, Blackheath, SE3 0NU
McGinn	Hugh	**1,141**	14 East Doris Drive, Cherry Hill, NJ 08003, USA
Nevill	Mark David Ellis	**1,325**	45 Mereway Road, Twickenham, TW2 6RF
Passaro	Christin	**1,127**	860 Fifth Avenue 7G, New York, NY 10021, USA
Silva	Fabio	**710**	2292 8th Avenue, Unit 2, New York, NY 10027, USA
Suirdale	John	**3,154**	A504 Gilbert Scott Building, Scott Avenue, Putney, London SW15 3SG
Tharp	David	**1,427**	153 Figlar Avenue, Fairfield, CT 06430, USA
TOTAL		**16,937**	

BLUEPRINT 2000

RECEIVED
2008 OCT 17 P 12:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

169A(2)

Return by a public company cancelling or selling or transferring shares from treasury

Pursuant to section 169A(2) of the Companies Act 1985

CHFP010

Please complete legibly in black type or bold block lettering

Company Number 03458224

Company Name in full BURBERRY GROUP PLC

TREASURY SHARES CANCELLED:

(Stamp Duty of £5 is payable if this return shows that treasury shares have been cancelled)

Please do not write in the space below. For Inland Revenue use only.

Class of shares *(ordinary or preference etc)*			
Number of shares cancelled			
Nominal value of each share			
Date(s) shares were cancelled			

NOTE

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were cancelled or sold or transferred. Any shares sold or transferred from treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

TREASURY SHARES SOLD OR TRANSFERRED*:

*Shares may only be transferred (as opposed to sold) from treasury for the purposes of, or pursuant to, an employees' share scheme

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares sold or transferred	9,370		
Nominal value of each share	0·05p		
Date(s) shares were sold or transferred	15 August 2008		

** Delete as appropriate

Signed [signature] **Date** 22/08/08

(**a director / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

COMPANY SECRETARIAT
58-59 HAYMARKET, LONDON, SW1Y 4DL
Tel 020 7968 0203
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

Pursuant to section 169(1B) of the Companies Act 1985

Please complete in typescript, or in bold black capitals
CHFP000

Please do not write in the space below. For HM Revenue & Customs only, where the amount or value of consideration exceeds £1,000

Company number

Company name in full BURBERRY GROUP PLC

208315

PART A:

PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (ordinary or preference etc)	ORINDARY		
Number of shares	60,097		
Date(s) shares delivered to the company	6 JUNE 2008		

For each share:

Nominal value	0.05p		
Maximum price paid	496.4115p		
Minimum price paid	496.4115p		

Note:
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was	£ 298,932.17
If the amount or value of the consideration is more than £1,000, Stamp Duty is payable on the aggregate amount at the rate of 0.5% rounded up to the nearest multiple of £5	£ 1,495.00

PART B:

FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

To be completed by companies where the amount or the value of the consideration is **£1,000 or less**

"I / We* certify that the transaction effected by this instrument does not form part of a larger transaction or series of transactions in respect of which the amount or value, or aggregate amount or value, of the consideration exceeds £1,000."

Signature

Note:
This section only applies to companies which have repurchased shares into treasury on or after 13 March 2008

Signature [signature] **Date** 8.7.08

* Please delete as appropriate *(director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Contact details:
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Company Secretarial Department, Burberry Group plc
58-59 Haymarket, London, SW1Y 4BL
Tel
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff
for companies registered in England and Wales, or

Companies House, 37 Castle Terrace, Edinburgh, Scotland, EH1 2EB
DX ED235 Edinburgh 1 or LP – 4 Edinburgh 2 (legal post)
for companies registered in Scotland

1. Before this form is delivered to Companies House, if the amount or value of the consideration is more than £1,000 it must be "stamped" by HM Revenue & Customs' Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs' Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs' Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies House
Companies House
Crown Way
Cardiff
CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2ED

DX: ED235 Edinburgh 1

or LP – 4 Edinburgh 2 (legal post)

BURBERRY

RECEIVED

2008 OCT 17 P 12:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

17 July 2007

Document Viewing Facility
Financial Services Authority
25 North Colonnade
Canary Wharf
London E14 5JS

Dear Sir

Re: Burberry Group plc – Annual General Meeting – 17 July 2008

Following the Annual General Meeting earlier today, please find enclosed two copies of the full text of the Resolutions passed at the meeting that constitute special business.

Should you require any further information or documentation, please do not hesitate to contact me.

With kind regards

Yours sincerely

Hannah Wilby

Hannah Wilby
Assistant Company Secretary
Tel: +44 (0)20 7968 5611
Fax:+44 (0)20 7980 2950
Hannah.wilby@burberry.com

Encs.

In addition to the resolutions concerning Ordinary Business (as defined in the UKLA Listing Rules effective prior to 1 July 2005 in the absence of a definition of that term in the current FSA Listing Rules), the following Resolutions 8 and 10 were passed as Ordinary Resolutions and Resolutions 9, 11, 12 and 13 were passed as Special Resolutions at the Annual General Meeting of the Company held on 17 July 2008.

ORDINARY RESOLUTION

8. That, in accordance with sections 366 and 367 of the Companies Act 2006 (the "Act"), the Company and all companies that are its subsidiaries at any time during the period for which this resolution has effect be and hereby are authorised to:

i) make political donations to political parties and/or independent election candidates, not exceeding £25,000 in total;

ii) to make political donations to political organisations other than political parties not exceeding £25,000 in total; and

iii) incur political expenditure, not exceeding £25,000 in total, in each case during the period commencing on the date of this resolution and ending on the date of the Annual General Meeting of the Company to be held in 2009 or on 16 October 2009, whichever is the earlier, provided that the authorised sum referred to in i), ii) and iii) may comprise sums in different currencies which shall be converted into sterling at such a rate as the Board may in its absolute discretion determine to be appropriate.

For the purposes of this resolution, the terms 'political donations', 'political organisations' and 'political expenditure' shall have the meanings given to them in sections 363 to 365 of the Act.

SPECIAL RESOLUTION

9. That the Company be and it is hereby generally and unconditionally authorised for the purpose of Section 166 of the Companies Act 1985 to make market purchases (as defined in Section 163 of the Companies Act 1985) of Ordinary Shares of 0.05p each in the capital of the Company provided that:

i) the maximum number of Ordinary Shares of 0.05p each in the capital of the Company which may be purchased is 43,250,000 being just under 10 per cent. of the Company's issued share capital as at 27 May 2008;

ii) the minimum price (excluding stamp duty and expenses) which may be paid for each such share is 0.05p;

iii) the maximum price (excluding stamp duty and expenses) which may be paid for each such share is the higher of:

a) an amount equal to 105 per cent. of the average of the middle market quotations for an Ordinary Share of 0.05p in the capital of the Company as derived from The London Stock Exchange Daily Official List for the five

business days immediately preceding the day on which the relevant share is purchased; and

b) the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase of the relevant share is carried out; and

iv) the authority hereby conferred shall expire on the earlier of 16 October 2009 and the conclusion of the Annual General Meeting of the Company to be held in 2009 (except in relation to the purchase of shares the contracts of which are concluded before such expiry and which are executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

ORDINARY RESOLUTION

10. That the authority to allot the Company's relevant securities (within the meaning of Section 80 of the Companies Act 1985), conferred on the Board pursuant to the Company's Articles of Association, be renewed and that for such period the maximum amount of relevant securities that may be allotted shall be £72,000 being just under one-third of the issued share capital of the Company as at 27 May 2008. Such authority shall be in substitution for all previous authorities which are hereby revoked, without prejudice to any allotment of securities prior to the date of this resolution (or thereafter pursuant to any offer or agreement made prior thereto). This authority hereby conferred shall expire on the earlier of 16 October 2009 and the conclusion of the Annual General Meeting to be held in 2009, save that the Company may, before such expiry, make an offer or enter into any agreement which would or might require relevant securities to be allotted or treasury shares to be sold, after such expiry and the directors may allot relevant securities or sell treasury shares in pursuance of such offer or agreement as if the power conferred hereby had not expired.

SPECIAL RESOLUTIONS

11. That the Board be and it is hereby empowered, pursuant to Section 95 of the Companies Act 1985, to allot equity securities (within the meaning of Section 94 of the Companies Act 1985) for cash pursuant to the authority conferred by the previous resolution and/or where such allotment constitutes an allotment of equity by virtue of Section 94 (3A) of the Companies Act 1985, as if sub-section (1) of section 89 of the Companies Act 1985 did not apply to any such allotment, provided that the power should be limited to:

(A) the allotment of equity securities in connection with a Rights Issue, open offer or any other pre-emptive offer in favour of Ordinary Shareholders (excluding any shareholder holding shares as treasury shares) where the equity securities respectively attributable to the interests of such Ordinary Shareholders on a fixed record date are proportionate (as nearly as may be) to the respective numbers of Ordinary Shares held by them (subject to such exclusions or other arrangements as the Board may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever); and

(B) the allotment (otherwise than pursuant to sub-paragraph (A) above) of equity securities up to an aggregate nominal value of £10,750 (being approximately 5 per cent of the issued share capital of the Company as at 27 May 2008) and shall expire on the earlier of 16 October 2009 and the conclusion of the Annual General

Meeting to be held in 2009, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

12. That the 1,600,000,000 preference shares of 0.05p each in the authorised share capital of the Company which have not been issued or agreed to be issued to any person be and hereby are cancelled and that the authorised share capital of the Company be diminished by £800,000 accordingly; and

13. That the Articles of Association produced to the meeting and initialled by the Chairman of the meeting for the purpose of identification be and hereby are adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, all existing Articles of Association.

END